AM
4-11-2005

VF 4-8-05

05040084

SECUR[ITIES AND EXCHANGE COMMISS]ION
Washington, D.C.

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SEC MAIL RECEIVED APR 04 2005

SEC FILE NUMBER
8-16881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTMINSTER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LUSKIND (212) 878 - 6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

B

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL LUSKIND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTMINSTER SECURITIES CORPORATION, as of JANUARY 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marika Xirouhakis
Notary Public, State of New York
No. 01XI6073212
Qualified in New York County
My Commission Expires 4/15/06

[signature]
Signature

CHAIRMAN, CHIEF EXECUTIVE OFFICER
Title

[signature]
Notary Public

MARIKA XIROUHAKIS NOTARY PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Westminster Securities Corporation

We have audited the accompanying statement of financial condition of Westminster Securities Corporation as of January 31, 2005 and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Securities Corporation as of January 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
March 23, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2005

ASSETS

Cash and cash equivalents	$ 196,091	
Securities owned:		
Marketable, at market value	438,806	
Non-marketable, at fair value	67,944	
Due from clearing broker	80,591	
Due from floor broker	33,188	
Prepaid expenses	100,776	
Secured demand notes	1,000,000	
Property and equipment, net	123,456	
Due from brokers	412,296	
Security deposit	116,515	
TOTAL ASSETS		$ 2,569,663

The accompanying notes are an integral part of these financial statements.

WESTMINSTER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

January 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Securities sold, not yet purchased, at market value	$ 3,558	
Accounts payable and accrued expenses	905,841	
Unsecured loan payable	200,000	
TOTAL LIABILITIES		$ 1,109,399
SUBORDINATED BORROWINGS		1,000,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, class "A" voting, $1.00 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	1,000	
Common stock, class "B" non-voting $2.00 par value; 1,000 shares authorized; issued and outstanding - none	--	
Additional paid-in capital	218,622	
Retained earnings	240,642	
TOTAL STOCKHOLDERS' EQUITY		460,264
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 2,569,663

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Westminster Securities Corporation (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE").

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of primarily equity securities as well as proprietary trading for its own account and provides corporate finance and investment banking services to corporations and businesses. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. Accordingly, the Company is exempt from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company has offices in New York, Georgia, Missouri and Florida.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

Securities Transactions and Revenue Recognition

Securities transactions, commission income and commission expenses are recorded on a trade-date basis. Proprietary securities transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities owned and securities sold, not yet purchased, consist of trading securities at market value. The difference between the proceeds received from securities owned and securities sold, not yet purchased and the current market value is included in principal transactions, net.

Non-marketable securities represent investments in restricted common shares in public companies and common shares in privately held companies not readily marketable and are valued at fair value as determined by management.

Investment banking fees arising from security offerings in which the Company acts as an underwriter or agent are recognized at the time the transaction is consummated. Consulting fees are earned monthly as services are rendered.

Property and Equipment

Property and equipment is stated at cost. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

NOTE 1 - Summary of Significant Accounting Policies, continued

Property and Equipment, continued
The cost of leasehold improvements is amortized over the lesser of the estimated useful lives of the asset or the length of the related lease.

Income Taxes
The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk
The Company is engaged in trading and a broad range of securities brokerage and investment services to primarily retail customers, as well as corporate finance and investment banking services to corporations and businesses. Counter-parties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing broker to extend credit to their customers secured by cash and securities in the customer's account. The Company's exposure to credit risk associated with the non-performance by their customers and counter-parties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counter-parties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's customers. It is the Company's policy to review, as necessary, the credit standing of their customers and each counter-party. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable. At January 31, 2005, there are no amounts due from customers included in the accompanying statement of financial condition.

NOTE 1 - Summary of Significant Accounting Policies, continued

Concentrations of Credit Risk, continued
The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk. The Company may receive warrants or purchase options as part of its underwriting and placement agent activities.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the accompanying statement of financial condition at January 31, 2005, at the market values of the related securities and will incur a loss if the market value of these securities increases subsequent to January 31, 2005.

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company controls risk by maintaining accounts with large, reputable financial institutions. At times, such amounts may exceed FDIC limits. At January 31, 2005, the Company had balances in excess of FDIC limits.

NOTE 2 - Due from Clearing Broker

At January 31, 2005, amounts due from the clearing broker include fees and commissions. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customers' accounts and clears such transactions. Additionally, the clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions.

As of January 31, 2005, there were no material unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 - Secured Demand Notes and Subordinated Borrowings

The secured demand notes at January 31, 2005 of $1,000,000 are collateralized by cash and state municipal bonds in the amounts of $839,700 and $980,200, respectively, and are approved by the NYSE. The related subordinated borrowings are payable to three stockholders of the Company and consist of notes bearing interest at 6% per annum and are due as follows; $300,000 on December 14, 2005, $400,000 on July 15, 2006 and the remaining $300,000 on

NOTE 3 - Secured Demand Notes and Subordinated Borrowings, continued

October 4, 2006. The $300,000 note due on December 14, 2005 has no renewal clause, while the remaining two notes for $700,000 have automatic renewal clauses to extend the maturity dates an additional year. The Company has agreed to pay interest on the subordinated borrowings at 6% per annum on the ending monthly balance of the collateral for the secured demand notes. The secured demand notes were available to compute net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("SEC rule 15c3-1").

The borrowings are subordinated to the claims of the present and future general creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

Interest expense on the subordinated borrowings for the year ended January 31, 2005 amounted to $83,751. At January 31, 2005, accrued interest on subordinated borrowings was $83,751.

NOTE 4 - Securities Owned, at Market Value and Securities Sold, Not Yet Purchased

Securities owned, at market value and securities sold, not yet purchased at January 31, 2005 consist of trading and investment securities at quoted market values, and are as follows:

	Owned, at Market Value	Sold, Not Yet Purchased
Corporate stocks	$506,750	$3,558

NOTE 5 - Property and Equipment

Property and equipment at January 31, 2005 consisted of the following:

	Amount	Estimated Useful Lives
Computer and office equipment	$312,335	5 years
Furniture and fixtures	72,562	7 years
Computer software	9,216	3 years
Leasehold improvements	76,086	Life of lease
	470,199	
Less: accumulated depreciation and amortization	346,743	
Property and Equipment, Net	$123,456	

NOTE 5 - Property and Equipment, continued

Depreciation and amortization expense for the year ended January 31, 2005 was $92,000.

NOTE 6 - Unsecured Loan Payable

A prospective trader provided the Company a $200,000 unsecured loan as an inducement to support his trading profile. The loan bears interest at the prevailing rate paid by the Company's clearing broker and has no specific repayment terms.

NOTE 7 - Income Taxes

The benefit from (provision for) income taxes for the year ended January 31, 2005 consists exclusively of the current income taxes and includes the following:

Current:	
Federal	$ (814)
State and local	19,055
	$18,241

At January 31, 2005, the Company has federal and state net operating losses ("NOL") of approximately $113,000 and $99,000, respectively, at January 31, 2005 that expire in 2025. In addition, at January 31, 2005, the Company had a New York Liberty Zone Tax Credit for federal tax purposes of approximately $60,000 that expires in 2024.

Deferred tax assets and liability at January 31, 2005 consist of the following:

	Amount
Deferred tax assets:	
Net operating loss carryforwards	$ 38,375
New York Liberty Zone Tax Credit	59,830
Total deferred tax assets	98,205
Less: valuation allowance	(70,719)
	27,486
Deferred tax liability:	
Depreciation and amortization	(27,486)
Deferred tax assets, net	$ --

NOTE 7 - Income Taxes, continued

The Company has recorded a valuation allowance of $70,719 at January 31, 2005 as it is more likely than not that the deferred tax assets, net, will not be realized.

NOTE 8 - Commitments and Contingencies

Lease Commitments

The Company has a non-cancelable lease for its corporate office, which expires in August 2012. The lease agreement includes provisions requiring the Company to pay its proportionate shares of utilities, operating costs and real estate taxes. In addition, the Company leases a New York Stock Exchange seat at an annual rate of $55,000 per year under an agreement expiring February 2006. Rent expense under these leases for the year ended January 31, 2005 was approximately $548,000. Also, the Company leases vehicles, and other equipment under various operating leases expiring on various dates through February 2009. Lease expense under these equipment leases for the year ended January 31, 2005 was approximately $67,000. Future minimum annual rentals under the above non-cancelable operating leases as of January 31, 2005 are as follows:

For the Year Ending January 31,	Total	Office and Seat Leases	Equipment Leases
2006	$ 392,459	$ 327,586	$ 64,873
2007	308,807	250,919	57,888
2008	320,931	263,043	57,888
2009	284,046	280,011	4,035
2010	280,011	280,011	--
Thereafter	676,683	676,683	--
Total	$2,262,937	$2,078,253	$184,684

Letter of Credit

In connection with the lease for its corporate office, the Company is required to maintain a standby letter of credit for approximately $115,000 for the purpose of collateralizing future lease payments. The letter of credit is collateralized by a certificate of deposit of $116,515 included as a security deposit in the accompanying statement of financial condition.

Legal Matters

In the normal course of the Company's business, the Company is involved in claims, lawsuits and arbitrations brought by its customers and former employees. It is the opinion of management, based upon its evaluation of each of these matters, that the resolution of all claims presently pending would not have a material adverse effect on the financial condition of the Company.

NOTE 9 - 401(k) Plan

The Company has a defined contribution 401(k) plan (the "Plan"). The Plan covers all employees who are 21 years of age and have 6 months of prior service with the Company. Those eligible employees may defer part of their compensation up to the maximum allowable by the Internal Revenue Code.

The Company is not required to match any employee contributions, but may do so at its discretion. There was no matching contribution by the Company for the year ended January 31, 2005.

NOTE 10 - Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2005, the Company's net capital amounted to $569,236, which was $248,236 in excess of its required net capital of $321,000. The Company's net capital ratio was 1.94 to 1 at January 31, 2005.